JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


10 January 2003

CORPORATE UPDATE


Jupiters Limited announced today that, following an approach from TABCORP Holdings Limited, discussions have commenced in relation to a proposal which could potentially lead to a change of control of Jupiters.

These discussions are very preliminary and are incomplete, no agreement has been reached, and whether any will be, is uncertain at this stage. If these discussions result in any agreement between the parties, a further announcement will be made.

As previously announced, Jupiters continues to have discussions with UNiTAB Limited in relation to the proposed merger of equals. The parties are working towards an agreement on merger terms by the end of January; however, it is also uncertain as to whether this timeframe will be met or an agreement as to appropriate merger terms will be reached.


Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 21,000 investors in ordinary shares, over 5,200 Jupiters RPS securityholders and employs over 5,000 staff.